English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2026 and 2025 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110421 台北市信義區松仁路100號20樓
Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110421, Taiwan
Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
Introduction
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor
Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30,
2026 and 2025, the related consolidated statements of comprehensive income for the three months ended June 30, 2026 and 2025 and for the six months ended June 30, 2026 and 2025, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations
Governing the Preparation of Financial Reports by Securities Issuers and International Accounting
Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial
Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.
Scope of Review
We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of
the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2026 and 2025, its consolidated financial performance for the three months ended June 30, 2026 and 2025, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2026 and
2025 in accordance with the Regulations Governing the Preparation of Financial Reports by
Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih
Tsung Wu and Yen Chun Chen.
Deloitte & Touche
Taipei, Taiwan
Republic of China
August 11, 2026
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.
The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.
For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-
language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In Thousands of New Taiwan Dollars)

	June 30, 2026		December 31, 2025		June 30, 2025
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$3,134,218,213	33	$2,767,856,402	35	$2,364,524,340	34
Financial assets at fair value through profit or loss (Note 7)	226,375	-	100,200	-	1,765,904	-
Financial assets at fair value through other comprehensive income (Note 8)	193,182,690	2	175,692,690	2	163,637,740	2
Financial assets at amortized cost (Note 9)	190,385,845	2	124,945,519	2	104,501,262	2
Notes and accounts receivable, net (Note 11)	435,762,477	5	279,051,553	3	233,407,179	3
Receivables from related parties (Note 31)	5,160,539	-	2,739,500	-	2,277,792	-
Other receivables from related parties (Note 31)	1,209,013	-	268,115	-	2,567,972	-
Inventories (Note 12)	385,524,542	4	288,109,485	4	304,193,716	4
Other financial assets (Notes 28, 29 and 32)	80,032,539	1	59,702,922	1	49,202,958	1
Other current assets (Notes 28 and 29)	139,998,509	2	118,664,431	1	38,838,612	1

Total current assets	4,565,700,742	49	3,817,130,817	48	3,264,917,475	47

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	15,780,286	-	15,032,128	-	13,831,497	-
Financial assets at fair value through other comprehensive income (Notes 8 and 13)	88,151,593	1	8,797,170	-	7,605,736	-
Financial assets at amortized cost (Note 9)	105,877,457	1	110,507,804	1	81,827,491	1
Investments accounted for using equity method (Note 13)	18,126,371	-	38,033,271	1	34,162,043	1
Property, plant and equipment (Notes 14 and 28)	4,302,880,478	46	3,691,840,916	47	3,386,206,352	48
Right-of-use assets (Note 15)	54,895,205	1	43,918,910	1	43,857,918	1
Intangible assets (Note 16)	24,074,828	-	24,952,615	-	24,707,294	-
Deferred income tax assets (Note 4)	62,888,627	1	62,940,253	1	64,996,327	1
Refundable deposits	4,267,187	-	4,242,553	-	4,854,963	-
Other noncurrent assets (Notes 28 and 29)	133,011,953	1	115,627,441	1	79,382,453	1

Total noncurrent assets	4,809,953,985	51	4,115,893,061	52	3,741,432,074	53

TOTAL	$9,375,654,727	100	$7,933,023,878	100	$7,006,349,549	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$2,452,333	-	$3,083,883	-	$220,702	-
Hedging financial liabilities (Note 10)	2,563	-	817	-	2,384	-
Accounts payable	108,890,080	1	82,551,595	1	83,495,172	1
Payables to related parties (Note 31)	1,735,737	-	1,778,730	-	1,276,538	-
Salary and bonus payable	69,960,764	1	63,872,882	1	46,014,993	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	173,683,261	2	103,355,278	1	116,534,813	2
Payables to contractors and equipment suppliers (Note 29)	290,850,560	3	177,730,306	2	161,416,417	2
Cash dividends payable (Note 19)	337,435,778	4	285,258,060	4	246,672,182	4
Income tax payable (Note 4)	283,343,231	3	202,337,872	2	182,884,380	3
Long-term liabilities - current portion (Notes 17, 18 and 29)	167,409,865	2	136,925,710	2	94,213,641	1
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	421,997,653	4	401,124,156	5	444,583,112	6

Total current liabilities	1,857,761,825	20	1,458,019,289	18	1,377,314,334	20

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	815,036,716	9	856,227,503	11	848,534,856	12
Long-term bank loans (Note 18)	49,226,958	1	39,834,496	1	35,136,246	1
Deferred income tax liabilities (Note 4)	3,906,819	-	3,888,795	-	3,954,595	-
Lease liabilities (Note 15)	33,276,056	-	31,594,992	-	31,363,997	-
Net defined benefit liability (Note 4)	5,893,691	-	6,012,286	-	5,355,403	-
Guarantee deposits	777,475	-	764,178	-	714,229	-
Others (Note 20)	135,304,206	1	75,887,056	1	87,344,039	1

Total noncurrent liabilities	1,043,421,921	11	1,014,209,306	13	1,012,403,365	14

Total liabilities	2,901,183,746	31	2,472,228,595	31	2,389,717,699	34

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,323,701	3	259,325,245	3	259,326,155	4
Capital surplus (Notes 19 and 26)	72,290,839	1	73,445,601	1	73,326,265	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	4	311,146,899	4
Appropriated as special capital reserve	-	-	87,284,496	1	-	-
Unappropriated earnings	5,739,966,200	61	4,705,070,165	59	4,119,740,394	59
	6,051,113,099	65	5,103,501,560	64	4,430,887,293	63
Others (Notes 19 and 26)	49,790,695	-	(16,676,412)	-	(182,465,738)	(3)

Equity attributable to shareholders of the parent	6,432,518,334	69	5,419,595,994	68	4,581,073,975	65

NON - CONTROLLING INTERESTS	41,952,647	-	41,199,289	1	35,557,875	1

Total equity	6,474,470,981	69	5,460,795,283	69	4,616,631,850	66

TOTAL	$9,375,654,727	100	$7,933,023,878	100	$7,006,349,549	100
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$1,270,380,250	100	$933,791,869	100	$2,404,483,690	100	$1,773,045,533	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	410,069,555	32	386,422,631	41	792,877,574	33	732,281,219	41

GROSS PROFIT	860,310,695	68	547,369,238	59	1,611,606,116	67	1,040,764,314	59

OPERATING EXPENSES (Notes 27 and 31)
Research and development	73,146,138	6	61,279,719	7	140,902,823	6	117,827,212	7
General and administrative	21,366,992	2	18,955,373	2	43,200,642	2	43,839,121	3
Marketing	4,468,953	-	4,273,247	-	8,884,275	-	8,028,062	-

Total operating expenses	98,982,083	8	84,508,339	9	192,987,740	8	169,694,395	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	5,274,039	-	562,739	-	6,950,417	-	(565,473)	-

INCOME FROM OPERATIONS (Note 37)	766,602,651	60	463,423,638	50	1,425,568,793	59	870,504,446	49

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,438,471	-	1,220,948	-	3,123,375	-	2,589,255	-
Interest income (Note 21)	30,044,721	3	25,191,998	3	58,906,984	2	50,051,310	3
Other income	1,846,711	-	412,043	-	1,971,050	-	463,552	-
Foreign exchange gain (loss), net (Note 35)	419,968	-	(4,782,532)	(1)	6,598,890	-	(1,244,213)	-
Finance costs (Note 22)	(3,085,049)	-	(3,691,095)	-	(5,801,911)	-	(6,368,369)	-
Other gains and losses, net (Notes 13 and 23)	65,162,613	5	11,260,204	1	59,862,592	3	7,934,635	-

Total non-operating income and expenses	95,827,435	8	29,611,566	3	124,660,980	5	53,426,170	3

INCOME BEFORE INCOME TAX	862,430,086	68	493,035,204	53	1,550,229,773	64	923,930,616	52

INCOME TAX EXPENSE (Notes 4 and 24)	155,649,163	12	95,541,780	10	270,647,546	11	165,704,531	9

NET INCOME	706,780,923	56	397,493,424	43	1,279,582,227	53	758,226,085	43

OTHER COMPREHENSIVE INCOME (LOSS) (Note 19)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	25,874,210	2	1,982,348	-	28,425,661	1	1,608,828	-
Loss on hedging instruments	-	-	(31,030)	-	-	-	(31,030)	-
Share of other comprehensive income (loss) of associates	(12,480)	-	(27,249)	-	75,934	-	(95,903)	-
	25,861,730	2	1,924,069	-	28,501,595	1	1,481,895	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(7,864,761)	(1)	(256,492,873)	(28)	45,093,416	2	(226,272,181)	(13)
Unrealized gain (loss) on investments in debt instruments at fair value through other comprehensive income	(117,250)	-	812,218	-	(1,971,730)	-	2,865,452	-
Loss on hedging instruments	(21,314)	-	(20,105)	-	(42,405)	-	(41,173)	-
Share of other comprehensive loss of associates	(571,807)	-	(725,190)	-	(298,627)	-	(638,946)	-
	(8,575,132)	(1)	(256,425,950)	(28)	42,780,654	2	(224,086,848)	(13)

Other comprehensive income (loss), net of income tax	17,286,598	1	(254,501,881)	(28)	71,282,249	3	(222,604,953)	(13)

TOTAL COMPREHENSIVE INCOME	$724,067,521	57	$142,991,543	15	$1,350,864,476	56	$535,621,132	30
							(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$706,561,938	56	$398,273,102	43	$1,279,041,690	53	$759,837,230	43
Non-controlling interests	218,985	-	(779,678)	-	540,537	-	(1,611,145)	-

	$706,780,923	56	$397,493,424	43	$1,279,582,227	53	$758,226,085	43

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$724,359,648	57	$146,202,878	15	$1,350,950,974	56	$538,015,970	30
Non-controlling interests	(292,127)	-	(3,211,335)	-	(86,498)	-	(2,394,838)	-

	$724,067,521	57	$142,991,543	15	$1,350,864,476	56	$535,621,132	30

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$27.25		$15.36		$49.33		$29.31
Diluted earnings per share	$27.25		$15.36		$49.32		$29.30

The accompanying notes are an integral part of the consolidated financial statements.							(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares			Legal Capital	Special Capital	Unappropriated						Total	Total	Non-controlling Interests	Total Equity
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total

BALANCE, JANUARY 1, 2025	25,932,733	$259,327,332	$73,260,765	$311,146,899	$-	$3,606,105,124	$3,917,252,023	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047	$4,288,545,167	$35,030,698	$4,323,575,865

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(246,360,378)	(246,360,378)	-	-	-	-	-	(246,360,378)	-	(246,360,378)
Total	-	-	-	-	-	(246,360,378)	(246,360,378)	-	-	-	-	-	(246,360,378)	-	(246,360,378)

Net income	-	-	-	-	-	759,837,230	759,837,230	-	-	-	-	-	759,837,230	(1,611,145)	758,226,085

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(35)	(35)	(226,127,300)	4,360,969	(54,894)	-	(221,821,225)	(221,821,260)	(783,693)	(222,604,953)

Total comprehensive income (loss)	-	-	-	-	-	759,837,195	759,837,195	(226,127,300)	4,360,969	(54,894)	-	(221,821,225)	538,015,970	(2,394,838)	535,621,132

Employee restricted shares retired	(118)	(1,177)	1,177	-	-	2,459	2,459	-	-	-	-	-	2,459	-	2,459

Share-based payment arrangements	-	-	-	-	-	-	-	-	-	-	797,188	797,188	797,188	-	797,188
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	155,994	155,994	-	(155,994)	-	-	(155,994)	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	9,246	-	9,246	9,246	-	9,246

Adjustments to share of changes in equities of associates	-	-	79,432	-	-	-	-	-	-	-	-	-	79,432	-	79,432
From share of changes in equities of subsidiaries	-	-	(15,109)	-	-	-	-	-	-	-	-	-	(15,109)	8,146	(6,963)

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	2,913,869	2,913,869

BALANCE, JUNE 30, 2025	25,932,615	$259,326,155	$73,326,265	$311,146,899	$-	$4,119,740,394	$4,430,887,293	$(185,864,305)	$3,044,799	$1,264,659	$(910,891)	$(182,465,738)	$4,581,073,975	$35,557,875	$4,616,631,850

BALANCE, JANUARY 1, 2026	25,932,524	$259,325,245	$73,445,601	$311,146,899	$87,284,496	$4,705,070,165	$5,103,501,560	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)	$5,419,595,994	$41,199,289	$5,460,795,283

Appropriations of earnings
Special capital reserve	-	-	-	-	(87,284,496)	87,284,496	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(337,121,738)	(337,121,738)	-	-	-	-	-	(337,121,738)	-	(337,121,738)
Total	-	-	-	-	(87,284,496)	(249,837,242)	(337,121,738)	-	-	-	-	-	(337,121,738)	-	(337,121,738)

Net income	-	-	-	-	-	1,279,041,690	1,279,041,690	-	-	-	-	-	1,279,041,690	540,537	1,279,582,227

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	45,426,050	26,514,792	(31,558)	-	71,909,284	71,909,284	(627,035)	71,282,249

Total comprehensive income (loss)	-	-	-	-	-	1,279,041,690	1,279,041,690	45,426,050	26,514,792	(31,558)	-	71,909,284	1,350,950,974	(86,498)	1,350,864,476

Disposal of investments accounted for using equity method	-	-	(1,393,789)	-	-	(87,379)	(87,379)	-	98,746	(11,367)	-	87,379	(1,393,789)	-	(1,393,789)

Employee restricted shares retired	(154)	(1,544)	1,544	-	-	5,334	5,334	-	-	-	-	-	5,334	-	5,334

Share-based payment arrangements	-	-	(62,128)	-	-	-	-	-	-	-	245,093	245,093	182,965	-	182,965
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	5,773,632	5,773,632	-	(5,774,189)	-	-	(5,774,189)	(557)	557	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(460)	-	(460)	(460)	-	(460)

Adjustments to share of changes in equities of associates	-	-	299,611	-	-	-	-	-	-	-	-	-	299,611	-	299,611

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	839,299	839,299

BALANCE, JUNE 30, 2026	25,932,370	$259,323,701	$72,290,839	$311,146,899	$-	$5,739,966,200	$6,051,113,099	$24,406,906	$24,430,832	$1,184,865	$(231,908)	$49,790,695	$6,432,518,334	$41,952,647	$6,474,470,981
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$1,550,229,773	$923,930,616
Adjustments for:
Depreciation expense	359,541,458	359,012,194
Amortization expense	4,447,147	4,184,797
Expected credit losses recognized (reversal) on investments in debt instruments	51,743	(25,220)
Finance costs	5,801,911	6,368,369
Share of profits of associates	(3,123,375)	(2,589,255)
Interest income	(58,906,984)	(50,051,310)
Share-based compensation	237,026	799,647
Loss (gain) on disposal or retirement of property, plant and equipment, net	(175,957)	1,235,418
Loss (gain) on disposal or retirement of intangible assets, net	(224,968)	2,071
Impairment loss on property, plant and equipment	-	1,670,522
Gain on financial instruments at fair value through profit or loss, net	(301,612)	(204,315)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	49,766	82,845
Gain on disposal of investments accounted for using equity method, net	(63,202,285)	-
Loss from disposal of subsidiary	-	167,986
Gain on foreign exchange, net	(4,354,953)	(17,895,105)
Dividend income	(1,971,050)	(463,552)
Others	254,365	583,464
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	3,810,341	(1,796,243)
Notes and accounts receivable, net	(156,710,924)	37,276,056
Receivables from related parties	(2,421,039)	(873,319)
Other receivables from related parties	265,882	(10,235)
Inventories	(97,415,057)	(16,324,906)
Other financial assets	(857,463)	(9,975,826)
Other current assets	(23,877,386)	3,428,197
Other noncurrent assets	(16,151,482)	(2,609,468)
Accounts payable	26,338,485	10,694,614
Payables to related parties	(42,993)	(149,463)
Salary and bonus payable	6,087,882	(1,436,516)
Accrued profit sharing bonus to employees and compensation to directors	70,327,983	45,663,663
Accrued expenses and other current liabilities	(28,028,952)	(29,100,990)
Other noncurrent liabilities	102,502,167	(7,848,202)
Net defined benefit liability	(118,595)	(2,225,254)
Cash generated from operations	1,672,060,854	1,251,521,280
Income taxes paid	(189,719,612)	(128,883,523)

Net cash generated by operating activities	1,482,341,242	1,122,637,757
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(744,405)	$(128,359)
Financial assets at fair value through other comprehensive income	(57,792,544)	(37,351,763)
Financial assets at amortized cost	(145,731,439)	(95,249,939)
Hedging financial instruments	-	(631,620)
Property, plant and equipment	(846,764,746)	(628,052,531)
Right-of-use assets	(9,441,034)	-
Intangible assets	(3,876,352)	(4,616,458)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss	15,238	-
Financial assets at fair value through other comprehensive income	46,790,889	49,745,299
Financial assets at amortized cost	90,183,179	77,925,126
Investments accounted for using equity method	24,301,349	-
Property, plant and equipment	1,992,188	245,283
Intangible assets	235,417	-
Derecognition of derivative financial instruments	(4,344,665)	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	186,812	4,976
Derecognition of hedging financial instruments	16,726	574,700
Interest received	52,546,142	50,443,657
Proceeds from government grants - property, plant and equipment	590,398	67,128,197
Other dividends received	310,283	438,461
Dividends received from investments accounted for using equity method	1,855,845	747,006
Increase in prepayments for leases	(18,979)	(17,174)
Refundable deposits paid	(295,764)	(282,366)
Refundable deposits refunded	321,288	396,772

Net cash used in investing activities	(849,664,174)	(518,680,733)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	(274,342)	430,085
Proceeds from issuance of bonds	35,600,000	33,300,000
Repayment of bonds	(54,861,100)	(13,400,000)
Proceeds from long-term bank loans	11,950,000	5,395,000
Repayment of long-term bank loans	(651,389)	(1,438,333)
Payments for transaction costs attributable to the issuance of bonds	(36,448)	(34,820)
Repayment of the principal portion of lease liabilities	(2,249,689)	(1,645,424)
Interest paid	(9,889,408)	(9,738,700)
Guarantee deposits received	8,561	1,000
Guarantee deposits refunded	(6,569)	(41,853)
Cash dividends	(285,258,060)	(220,418,821)
Increase in non-controlling interests	1,104,611	3,225,673

Net cash used in financing activities	(304,563,833)	(204,366,193)
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$38,248,576	$(162,693,534)

NET INCREASE IN CASH AND CASH EQUIVALENTS	366,361,811	236,897,297

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,767,856,402	2,127,627,043

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,134,218,213	$2,364,524,340

The accompanying notes are an integral part of the consolidated financial statements.		(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.)
corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8,
1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of
American Depositary Shares (ADSs).
The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science
Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.
2. THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements were approved and authorized for issuance by the
Board of Directors on August 11, 2026.
3.APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING
STANDARDS
a.Initial application of the amendments to the International Financial Reporting Standards (IFRS),
International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC)
(collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial
Supervisory Commission (FSC)
The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).
b.The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and
endorsed by the FSC with effective date starting 2027

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
Note : Domestic entities are required to apply IFRS 18 starting January 1, 2028, with the option for early adoption.

IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments
IFRS 18 will supersede IAS 1“Presentation of Financial Statements”. The main changes comprise:
•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.
•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.
•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.
In addition, a consequential amendment has been made to IAS 7 “Statement of Cash Flows”, requiring the Company to use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.
Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the
Company completes its evaluation.
c.The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
4. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31,
2025.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Statement of Compliance
The accompanying consolidated financial statements have been prepared in conformity with the
Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim
Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).
Basis of Consolidation
The basis of preparation and the basis for the consolidated financial statements
The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2025.
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2026	December 31, 2025	June 30, 2025	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	67%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	73%	-
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	70%	-
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
Note a:This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.
Note b:This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Retirement Benefits
Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.
Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.
5. MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND
UNCERTAINTY
The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025.
6. CASH AND CASH EQUIVALENTS

	June 30, 2026	December 31, 2025	June 30, 2025

Cash and deposits in banks	$3,119,195,029	$2,761,829,868	$2,333,623,182
Money market funds	13,063,599	2,056,733	28,123,554
Commercial paper	1,205,116	-	-
Government bonds/Agency bonds	754,469	2,627,142	1,728,061
Repurchase agreements	-	1,342,659	1,049,543

	$3,134,218,213	$2,767,856,402	$2,364,524,340
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.
7. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2026	December 31, 2025	June 30, 2025
Financial assets

Convertible preferred stocks	$13,813,964	$13,608,819	$12,617,717
Mutual funds	1,966,322	1,297,533	1,097,164
Convertible bonds	223,426	-	-
Forward exchange contracts	2,949	100,200	1,765,904
Simple agreement for future equity	-	125,776	116,616

	$16,006,661	$15,132,328	$15,597,401

Current	$226,375	$100,200	$1,765,904
Noncurrent	15,780,286	15,032,128	13,831,497

	$16,006,661	$15,132,328	$15,597,401

Financial liabilities

Forward exchange contracts	$2,452,333	$3,083,883	$220,702

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting.
Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2026

Sell US$	July 2026 to September 2026	US$6,720,500

December 31, 2025

Sell US$	January 2026 to March 2026	US$9,234,000
Sell JPY	January 2026	JPY6,095,977

June 30, 2025

Sell US$	July 2025 to September 2025	US$4,220,500
Sell JPY	July 2025	JPY39,505,545
8. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2026	December 31, 2025	June 30, 2025

Investments in debt instruments at FVTOCI
Corporate bonds	$104,967,103	$88,636,098	$80,137,883
Agency mortgage-backed securities	50,118,652	49,150,771	46,016,814
Government bonds/Agency bonds	27,707,810	25,437,560	23,173,091
Asset-backed securities	7,888,500	8,512,188	9,019,262
	190,682,065	171,736,617	158,347,050
Investments in equity instruments at FVTOCI
Publicly traded stocks	79,117,839	3,956,073	5,290,690
Non-publicly traded equity investments	11,534,379	8,797,170	7,605,736
	90,652,218	12,753,243	12,896,426

	$281,334,283	$184,489,860	$171,243,476

Current	$193,182,690	$175,692,690	$163,637,740
Noncurrent	88,151,593	8,797,170	7,605,736

	$281,334,283	$184,489,860	$171,243,476
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as financial assets at FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the six months ended June 30, 2026 and 2025, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$7,931,592 thousand and NT$284,890 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$5,773,632 thousand and NT$155,994 thousand were transferred to increase retained earnings, respectively.
As of June 30, 2026 and 2025, the cumulative loss allowance for expected credit loss of NT$50,362 thousand and NT$41,888 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.
9. FINANCIAL ASSETS AT AMORTIZED COST

	June 30, 2026	December 31, 2025	June 30, 2025

Corporate bonds	$273,881,621	$231,374,019	$176,321,657
Commercial paper	18,281,520	-	6,209,030
Government bonds/Agency bonds	4,282,693	4,213,491	3,901,492
Less: Allowance for impairment loss	(182,532)	(134,187)	(103,426)

	$296,263,302	$235,453,323	$186,328,753

Current	$190,385,845	$124,945,519	$104,501,262
Noncurrent	105,877,457	110,507,804	81,827,491

	$296,263,302	$235,453,323	$186,328,753

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.
10. HEDGING FINANCIAL INSTRUMENTS

	June 30, 2026	December 31, 2025	June 30, 2025
Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$2,563	$817	$2,384
Fair value hedge
The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.
On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The reasons that may cause hedge ineffectiveness in these hedging relationships are mainly from the credit risk of the hedged financial assets, which are not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.
The following tables summarize the information relating to the hedges of interest rate risks.
June 30, 2026

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$16,100	September 2026

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$883,461	$ 2,563
December 31, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$23,700	March 2026

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$711,878	$ 817
June 30, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$7,600	September 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$766,126	$ 2,384

The effect for the six months ended June 30, 2026 and 2025 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2026	2025

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$15,006	$(39,615)
Hedged Items
Financial assets at FVTOCI	(15,006)	39,615

	$-	$-
Cash flow hedge
The Company has designated the bank deposits denominated in foreign currency to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The foreign currency deposits have maturities of 12 months or less.
On the basis of economic relationships, the Company expects that the value of the foreign currency deposits will move in opposite directions to the value of hedged transactions in response to foreign exchange rates movements.
The reasons that may cause hedge ineffectiveness in these hedging relationships are mainly driven by the effect of the counterparty’s own credit risk on the fair value of foreign currency deposits. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note
19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.
The effect for the six months ended June 30, 2025 is detailed below:

Hedging Instruments/Hedged Items		Change in Value Used for Calculating Hedge Ineffectiveness
		Six Months Ended June 30
	2026	2025
Hedging Instruments
Foreign currency deposits	$-	$(31,030)

Hedged Items
Forecast transaction (capital expenditures)	$-	$31,030

Hedges of net investments in foreign operations
TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.
The reasons that may cause hedge ineffectiveness in these hedging relationships are mainly driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.
The effect for the six months ended June 30, 2026 and 2025 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2026	2025

Hedging Instruments
Bank loans	$(274,342)	$430,085

Hedged Items
Net investments in foreign operations	$274,342	$(430,085)
11. NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2026	December 31, 2025	June 30, 2025

At amortized cost
Notes and accounts receivable	$426,303,540	$271,835,077	$226,439,255
Less: Loss allowance	(607,667)	(478,617)	(399,415)
	425,695,873	271,356,460	226,039,840
At FVTOCI	10,066,604	7,695,093	7,367,339

	$435,762,477	$279,051,553	$233,407,179
The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-
impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2026	December 31, 2025	June 30, 2025

Not past due	$424,027,929	$263,766,991	$219,476,668
Past due
Past due within 30 days	12,342,214	15,762,377	14,329,911
Past due over 31 days	1	802	15
Less: Loss allowance	(607,667)	(478,617)	(399,415)

	$435,762,477	$279,051,553	$233,407,179
All of the Company’s accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2026	2025

Balance, beginning of period	$478,617	$453,009
Provision (Reversal)	129,034	(53,527)
Effect of exchange rate changes	16	(67)

Balance, end of period	$607,667	$399,415
For the six months ended June 30, 2026 and 2025, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable across different risk levels.
12. INVENTORIES

	June 30, 2026	December 31, 2025	June 30, 2025

Finished goods	$35,336,897	$29,412,948	$32,076,396
Work in process	283,877,389	188,014,421	198,740,785
Raw materials	40,004,493	45,863,351	47,907,755
Supplies and spare parts	26,305,763	24,818,765	25,468,780

	$385,524,542	$288,109,485	$304,193,716
Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Net inventory losses (reversal of write-down of inventories)	$(1,038,801)	$103,900	$1,596,001	$2,630,365

13. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2026	December 31, 2025	June 30, 2025	June 30, 2026	December 31, 2025	June 30, 2025

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	$11,562,140	$12,419,167	$10,699,204	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	4,530,659	4,495,255	4,109,929	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,033,572	2,952,582	2,753,078	35%	35%	35%
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	-	18,166,267	16,599,832	-	28%	28%

			$18,126,371	$38,033,271	$34,162,043
In May 2026, the Company disposed of 152,000 thousand common shares of VIS, resulting in a decrease in the Company’s shareholding to 19% and the loss of significant influence over VIS. Accordingly, the investment has been reclassified as financial assets at FVTOCI since the date of disposal. The Company recognized a gain on disposal of NT$63,202,285 thousand in the second quarter of 2026. This included the remeasurement of its remaining interest in VIS to a fair value of NT$56,398,783 thousand on the disposal date, compared with its carrying amount, resulting in a non-cash remeasurement gain.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated base on the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2026	December 31, 2025	June 30, 2025

GUC	$226,202,676	$99,211,700	$60,927,656
Xintec	$31,882,271	$15,468,187	$16,414,084
VIS	$-	$46,667,928	$50,924,287
14. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2026	December 31, 2025	June 30, 2025

Assets used by the Company	$4,301,710,305	$3,690,642,070	$3,384,953,044
Assets subject to operating leases	1,170,173	1,198,846	1,253,308

	$4,302,880,478	$3,691,840,916	$3,386,206,352

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2026	$13,445,772	$1,191,861,820	$6,236,677,716	$124,264,120	$1,518,996,210	$9,085,245,638
Additions (deductions)	154,610	295,865,520	1,134,555,892	21,269,491	(489,033,285)	962,812,228
Disposals or retirements	-	(237,807)	(79,885,117)	(999,408)	-	(81,122,332)
Reclassification	-	(18,647)	-	-	-	(18,647)
Effect of exchange rate changes	(51,154)	2,983,212	12,132,943	259,755	2,990,421	18,315,177

Balance at June 30, 2026	$13,549,228	$1,490,454,098	$7,303,481,434	$144,793,958	$1,032,953,346	$9,985,232,064

Accumulated depreciation and impairment

Balance at January 1, 2026	$603,856	$511,294,326	$4,799,921,522	$82,783,864	$-	$5,394,603,568
Additions	9,983	42,430,707	306,832,640	7,689,277	-	356,962,607
Disposals or retirements	-	(212,592)	(77,596,803)	(999,233)	-	(78,808,628)
Effect of exchange rate changes	9,205	1,376,813	9,199,177	179,017	-	10,764,212

Balance at June 30, 2026	$623,044	$554,889,254	$5,038,356,536	$89,652,925	$-	$5,683,521,759

Carrying amounts at January 1, 2026	$12,841,916	$680,567,494	$1,436,756,194	$41,480,256	$1,518,996,210	$3,690,642,070
Carrying amounts at June 30, 2026	$12,926,184	$935,564,844	$2,265,124,898	$55,141,033	$1,032,953,346	$4,301,710,305

Cost

Balance at January 1, 2025	$13,054,161	$959,133,864	$5,852,202,689	$105,434,750	$1,080,284,237	$8,010,109,701
Additions (deductions)	121,919	248,872,681	339,781,756	14,465,762	(24,819,915)	578,422,203
Disposals or retirements	-	(96,094)	(19,975,634)	(873,885)	-	(20,945,613)
Reclassification	-	(1,197,245)	-	-	-	(1,197,245)
Effect of exchange rate changes	(508,290)	(32,289,583)	(45,682,789)	(1,620,552)	(13,358,251)	(93,459,465)

Balance at June 30, 2025	$12,667,790	$1,174,423,623	$6,126,326,022	$117,406,075	$1,042,106,071	$8,472,929,581

Accumulated depreciation and impairment

Balance at January 1, 2025	$608,531	$440,369,241	$4,262,882,850	$70,679,950	$790,740	$4,775,331,312
Additions	9,756	34,372,332	315,655,919	6,962,695	-	357,000,702
Disposals or retirements	-	(69,575)	(18,535,834)	(869,223)	-	(19,474,632)
Reclassification	-	(129,702)	-	-	-	(129,702)
Impairment losses	-	-	1,670,522	-	-	1,670,522
Effect of exchange rate changes	(67,973)	(3,765,303)	(22,007,529)	(580,860)	-	(26,421,665)

Balance at June 30, 2025	$550,314	$470,776,993	$4,539,665,928	$76,192,562	$790,740	$5,087,976,537

Carrying amounts at January 1, 2025	$12,445,630	$518,764,623	$1,589,319,839	$34,754,800	$1,079,493,497	$3,234,778,389
Carrying amounts at June 30, 2025	$12,117,476	$703,646,630	$1,586,660,094	$41,213,513	$1,041,315,331	$3,384,953,044

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

The Company assesses impairment and recognizes impairment losses or reversals based on the assets'
usage status and expected usage plan. These are recorded under other operating income and expenses. For details regarding the impairment losses recognized in the first quarter of 2025 due to earthquake damage that rendered certain assets unusable, please refer to Note 34.
Information about capitalized interest is set out in Note 22.
15. LEASE ARRANGEMENTS
a.Right-of-use assets

	June 30, 2026	December 31, 2025	June 30, 2025

Carrying amounts

Land	$50,633,119	$39,873,344	$39,936,860
Buildings	4,229,012	4,005,321	3,874,921
Office equipment	33,074	40,245	46,137

	$54,895,205	$43,918,910	$43,857,918

	Six Months Ended June 30
	2026	2025

Additions to right-of-use assets	$14,020,217	$6,147,227

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Depreciation of right-of-use assets
Land	$884,030	$728,775	$1,723,303	$1,419,125
Buildings	409,236	287,408	796,959	565,045
Office equipment	5,686	5,982	11,379	11,406

	$1,298,952	$1,022,165	$2,531,641	$1,995,576
b.Lease liabilities

	June 30, 2026	December 31, 2025	June 30, 2025

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,606,345	$3,833,015	$3,723,801
Noncurrent portion	33,276,056	31,594,992	31,363,997

	$36,882,401	$35,428,007	$35,087,798

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2026	December 31, 2025	June 30, 2025

Land	0.39%~3.50%	0.39%~3.50%	0.39%~3.30%
Buildings	0.40%~6.44%	0.40%~6.52%	0.40%~6.52%
Office equipment	0.54%~7.13%	0.28%~6.46%	0.28%~6.46%
c.Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to
50 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.
d.Other lease information

	Six Months Ended June 30
	2026	2025

Total cash outflow for leases	$11,953,537	$2,018,618
16. INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2026	$5,891,082	$29,702,421	$58,451,384	$13,337,085	$107,381,972
Additions	-	591,864	2,871,412	116,521	3,579,797
Disposals or retirements	-	-	(438,311)	(61,777)	(500,088)
Effect of exchange rate changes	64,363	(1,234)	17,014	3,614	83,757

Balance at June 30, 2026	$5,955,445	$30,293,051	$60,901,499	$13,395,443	$110,545,438

Accumulated amortization and impairment

Balance at January 1, 2026	$-	$24,513,166	$45,879,452	$12,036,739	$82,429,357
Additions	-	684,502	3,551,135	211,510	4,447,147
Disposals or retirements	-	-	(427,862)	-	(427,862)
Effect of exchange rate changes	-	(1,233)	20,227	2,974	21,968

Balance at June 30, 2026	$-	$25,196,435	$49,022,952	$12,251,223	$86,470,610

Carrying amounts at January 1, 2026	$5,891,082	$5,189,255	$12,571,932	$1,300,346	$24,952,615
Carrying amounts at June 30, 2026	$5,955,445	$5,096,616	$11,878,547	$1,144,220	$24,074,828
					(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2025	$6,070,864	$28,566,518	$53,279,044	$13,133,519	$101,049,945
Additions	-	88,794	2,848,922	295,787	3,233,503
Disposals or retirements	-	(82,471)	(157,972)	(53,741)	(294,184)
Effect of exchange rate changes	(490,735)	(3,562)	(131,973)	(14,418)	(640,688)

Balance at June 30, 2025	$5,580,129	$28,569,279	$55,838,021	$13,361,147	$103,348,576

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,186,748	$40,100,685	$11,479,992	$74,767,425
Additions	-	731,359	3,104,746	348,692	4,184,797
Disposals or retirements	-	(82,471)	(155,901)	-	(238,372)
Effect of exchange rate changes	-	(3,562)	(63,193)	(5,813)	(72,568)

Balance at June 30, 2025	$-	$23,832,074	$42,986,337	$11,822,871	$78,641,282

Carrying amounts at January 1, 2025	$6,070,864	$5,379,770	$13,178,359	$1,653,527	$26,282,520
Carrying amounts at June 30, 2025	$5,580,129	$4,737,205	$12,851,684	$1,538,276	$24,707,294
					(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.5% in its test of impairment as of December 31, 2025 to reflect the relevant specific risk in the cash-generating unit.
17. BONDS PAYABLE

	June 30, 2026	December 31, 2025	June 30, 2025

Domestic unsecured bonds	$554,836,000	$538,388,000	$491,208,000
Overseas unsecured bonds	427,701,200	455,938,000	451,887,000
Less: Discounts on bonds payable	(2,173,605)	(2,292,509)	(2,269,558)
Less: Current portion	(165,326,879)	(135,805,988)	(92,290,586)

	$815,036,716	$856,227,503	$848,534,856
The Company issued domestic unsecured bonds for the six months ended June 30, 2026. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

115-1	A	March 2026 to March 2031	$12,600,000	1.72%	Bullet repayment; interest payable annually
	B	March 2026 to March 2036	4,600,000	1.78%	The same as above
115-2 (Green bond)	A	May 2026 to May 2031	13,700,000	1.80%	The same as above
	B	May 2026 to May 2036	4,700,000	1.85%	The same as above
The Company issued domestic unsecured bonds during the period from July 1, 2026 to August 11, 2026, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

115-3 (Green bond)	A	July 2026 to July 2031	$14,000,000	2.03%	Bullet repayment; interest payable annually
	B	July 2026 to July 2036	4,500,000	2.10%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750,000	1.00%	The same as above
September 2020 to September 2030	1,250,000	1.375%	The same as above
April 2021 to April 2026	1,100,000	1.25%	The same as above
			(Continued)

Issuance Period	Total Issue Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2021 to April 2028	900,000	1.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2021 to April 2031	1,500,000	2.25%	The same as above
October 2021 to October 2026	1,250,000	1.75%	The same as above
October 2021 to October 2031	1,250,000	2.50%	The same as above
October 2021 to October 2041	1,000,000	3.125%	The same as above
October 2021 to October 2051	1,000,000	3.25%	The same as above
April 2022 to April 2027	1,000,000	3.875%	The same as above
April 2022 to April 2029	500,000	4.125%	The same as above
April 2022 to April 2032	1,000,000	4.25%	The same as above
April 2022 to April 2052	1,000,000	4.50%	The same as above
July 2022 to July 2027	400,000	4.375%	The same as above
July 2022 to July 2032	600,000	4.625%	The same as above
			(Concluded)
18. LONG-TERM BANK LOANS

	June 30, 2026	December 31, 2025	June 30, 2025

NT$ unsecured loans	$1,049,444	$1,700,833	$2,972,500
JPY unsecured loans	50,260,500	39,253,500	34,087,300
Less: Discounts on government grants	-	(115)	(499)
Less: Current portion	(2,082,986)	(1,119,722)	(1,923,055)

	$49,226,958	$39,834,496	$35,136,246
Loan content
Annual interest rate	1.05%~1.78%	0.79%~1.78%	0.78%~1.78%
Maturity date	Due by December 2030	Due by December 2030	Due by December 2030
The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.
19. EQUITY
a.Capital stock

	June 30, 2026	December 31, 2025	June 30, 2025

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,370	25,932,524	25,932,615
Issued capital	$259,323,701	$259,325,245	$259,326,155
The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.
During the first quarter of 2026, the third quarter of 2025 and the first quarter of 2025, TSMC reclaimed
154 thousand, 91 thousand and 118 thousand employee restricted shares, respectively, that were unvested. On May 12, 2026, November 11, 2025 and May 13, 2025, TSMC’s Board of Directors
resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.
As of June 30, 2026, TSMC’s total issued and outstanding ADSs were 1,062,690 thousand units, representing 5,313,451 thousand common shares.
b.Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$26,726,501	$26,343,550	$25,586,161
From merger	22,800,434	22,800,434	22,800,434
From convertible bonds	8,891,257	8,891,257	8,891,257
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566	8,411,566
Donations - donated by shareholders	11,280	11,280	11,275
			(Continued)

	June 30, 2026	December 31, 2025	June 30, 2025

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,093,999	$4,093,999	$4,093,849
From share of changes in equities of associates	271,072	1,365,250	1,251,828
Donations - unclaimed dividend	105,684	105,684	78,976

May not be used for any purpose

Employee restricted shares	979,046	1,422,581	2,200,919

	$72,290,839	$73,445,601	$73,326,265
		(Concluded)
If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.
c.Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by
TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals
TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.
Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2026, 2025 and 2024 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2026	of 2026	of 2026
Board of Directors in its	November 11,	August 11,	May 12,
meeting	2026	2026	2026

Special capital reserve	$-	$-	$(16,199,411)
Cash dividends to shareholders	$-	$181,526,591	$181,526,591
Cash dividends per share (NT$)		$7.00	$7.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2025	of 2025	of 2025	of 2025
Board of Directors in its	February 10,	November 11,	August 12,	May 13,
meeting	2026	2025	2025	2025

Special capital reserve	$(71,085,085)	$(94,270,352)	$181,554,848	$-
Cash dividends to shareholders	$155,595,147	$155,595,147	$129,662,913	$129,663,078
Cash dividends per share (NT$)	$6.00	$6.00	$5.00	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.
d.Others
Changes in others were as follows:

	Six Months Ended June 30, 2026
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)
Exchange differences arising on translation of foreign operations	45,999,019	-	-	-	45,999,019
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	(274,342)	-	-	-	(274,342)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	28,421,434	-	-	28,421,434
Debt instruments	-	(2,027,323)	-	-	(2,027,323)
Disposal of investments in equity instruments at FVTOCI	-	(5,774,189)	-	-	(5,774,189)
					(Continued)

	Six Months Ended June 30, 2026
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	$-	$49,766	$-	$-	$49,766
Loss allowance adjustments from debt instruments at FVTOCI	-	5,828	-	-	5,828
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(42,405)	-	(42,405)
Transferred to initial carrying amount of hedged items	-	-	(460)	-	(460)
Share-based payment expenses recognized	-	-	-	245,093	245,093
Share of other comprehensive income (loss) of associates	95,624	65,087	10,847	-	171,558
Other comprehensive income transferred to profit or loss due to disposal of investments accounted for using equity method	(394,251)	-	-		(394,251)
Disposal of investments accounted for using equity method	-	98,746	(11,367)	-	87,379
Balance, end of period	$24,406,906	$24,430,832	$1,184,865	$(231,908)	$49,790,695
				(Concluded)

	Six Months Ended June 30, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	(225,918,439)	-	-	-	(225,918,439)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	430,085	-	-	-	430,085
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,608,693	-	-	1,608,693
Debt instruments	-	2,798,417	-	-	2,798,417
Disposal of investments in equity instruments at FVTOCI	-	(155,994)	-	-	(155,994)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	82,845	-	-	82,845
Loss allowance adjustments from debt instruments at FVTOCI	-	(15,809)	-	-	(15,809)
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(72,203)	-	(72,203)
Transferred to initial carrying amount of hedged items	-	-	9,246	-	9,246
Share-based payment expenses recognized	-	-	-	797,188	797,188
Share of other comprehensive income (loss) of associates	(638,946)	(113,177)	17,309	-	(734,814)
Balance, end of period	$(185,864,305)	$3,044,799	$1,264,659	$(910,891)	$(182,465,738)
The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

20. NET REVENUE
a.Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2026	2025	2026	2025

Wafer	$1,073,707,321	$795,434,048	$2,041,819,655	$1,509,462,975
Others	196,672,929	138,357,821	362,664,035	263,582,558

	$1,270,380,250	$933,791,869	$2,404,483,690	$1,773,045,533

	Three Months Ended June 30		Six Months Ended June 30
Geography	2026	2025	2026	2025

Taiwan	$79,315,268	$73,556,401	$164,712,217	$140,049,911
United States	970,894,218	694,211,968	1,818,632,487	1,326,650,754
China	76,730,473	87,328,812	162,572,350	149,551,163
Japan	45,441,332	35,426,165	87,147,314	71,183,847
Europe, the Middle East and Africa	50,604,544	28,706,029	97,298,702	54,233,006
Others	47,394,415	14,562,494	74,120,620	31,376,852

	$1,270,380,250	$933,791,869	$2,404,483,690	$1,773,045,533
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2026	2025	2026	2025

High Performance Computing	$830,369,159	$561,155,353	$1,525,112,948	$1,054,378,499
Smartphone	283,278,967	249,959,546	577,400,811	483,570,934
Internet of Things	64,054,205	44,298,398	125,644,708	83,021,588
Automotive	53,662,812	43,029,218	100,250,425	86,057,463
Digital Consumer Electronics	12,655,440	14,997,583	24,698,471	26,550,049
Others	26,359,667	20,351,771	51,376,327	39,467,000

	$1,270,380,250	$933,791,869	$2,404,483,690	$1,773,045,533

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2026	2025	2026	2025

2-nanometer	$31,934,248	$-	$31,934,248	$-
3-nanometer	320,558,574	187,252,107	566,508,701	347,432,294
5-nanometer	350,112,503	289,669,221	701,309,302	544,077,476
7-nanometer	121,857,311	109,051,362	250,707,216	217,247,909
16-nanometer	68,235,397	56,317,381	132,571,277	103,654,228
20-nanometer	965,254	633,072	2,189,225	1,815,646
28-nanometer	67,295,079	54,583,088	136,733,694	107,326,777
40/45-nanometer	26,476,486	25,199,803	50,791,879	45,531,166
65-nanometer	38,817,949	27,827,833	77,080,049	54,378,791
90-nanometer-0.13 micron	17,692,493	17,878,199	34,637,728	35,285,959
0.15 micron and above	29,762,027	27,021,982	57,356,336	52,712,729

Wafer revenue	$1,073,707,321	$795,434,048	$2,041,819,655	$1,509,462,975
b.Contract balances

	June 30, 2026	December 31, 2025	June 30, 2025	January 1, 2025

Contract liabilities (classified under accrued expenses and other current liabilities)	$55,852,048	$49,954,384	$56,799,375	$89,435,361
The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to
NT$4,465,128 thousand and NT$9,527,546 thousand for the three months ended June 30, 2026 and
2025, respectively; and NT$16,171,871 thousand and NT$53,183,111 thousand for the six months ended June 30, 2026 and 2025, respectively.
c.Temporary receipts from customers

	June 30, 2026	December 31, 2025	June 30, 2025

Current portion (classified under accrued expenses and other current liabilities)	$141,853,142	$146,559,275	$155,973,239
Noncurrent portion (classified under other noncurrent liabilities)	92,372,004	43,298,936	65,942,034

	$234,225,146	$189,858,211	$221,915,273
The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21. INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Interest income
Cash and cash equivalents	$24,087,280	$20,969,288	$47,268,887	$41,229,036
Financial assets at amortized cost	2,970,344	2,462,521	5,782,487	5,109,422
Financial assets at FVTOCI	2,039,504	1,760,189	4,031,323	3,712,852
Government grants receivable and others	947,593	-	1,824,287	-
	$30,044,721	$25,191,998	$58,906,984	$50,051,310
22.  FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Interest expense
Corporate bonds	$5,214,781	$4,831,318	$10,305,539	$9,782,284
Others	304,844	219,646	592,416	410,901
Less: Capitalized interest under property, plant and equipment	(2,434,576)	(1,359,869)	(5,096,044)	(3,824,816)

	$3,085,049	$3,691,095	$5,801,911	$6,368,369
Information about capitalized interest is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Capitalization rate	1.44%-3.34%	1.32%-3.34%	1.44%-3.34%	1.32%-3.34%
23. OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(24,352)	$(32,605)	$(49,766)	$(82,845)
Gain on disposal of investments accounted for using equity method, net	63,202,285	-	63,202,285	-
Loss on disposal of subsidiaries	-	-	-	(167,986)

			(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Gain (loss) on financial instruments at FVTPL, net	$1,606,005	$11,143,784	$(3,508,729)	$8,052,726
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(1,321)	4,372	(5,828)	15,809
Financial assets at amortized cost	(33,139)	12,488	(45,915)	9,411
Other gains, net	413,135	132,165	270,545	107,520

	$65,162,613	$11,260,204	$59,862,592	$7,934,635
			(Concluded)
24. INCOME TAX
a.Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Current income tax expense
Current tax expense recognized in the current period	$163,899,258	$108,759,971	$281,054,812	$179,026,001
Income tax adjustments on prior years	(10,641,402)	(14,158,210)	(10,606,746)	(13,878,570)
Other income tax adjustments	100,169	91,171	191,109	187,709
	153,358,025	94,692,932	270,639,175	165,335,140
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(1,971,499)	1,857,930	(433,083)	3,128,206
Operating loss carryforward	4,262,637	(1,009,082)	441,454	(2,758,815)
	2,291,138	848,848	8,371	369,391

Income tax expense recognized in profit or loss	$155,649,163	$95,541,780	$270,647,546	$165,704,531
b.Income tax examination
The tax authorities have examined income tax returns of TSMC through 2024. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25. EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Basic EPS	$27.25	$15.36	$49.33	$29.31
Diluted EPS	$27.25	$15.36	$49.32	$29.30
EPS is computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Basic EPS
Net income available to common shareholders of the parent	$706,561,938	$398,273,102	$1,279,041,690	$759,837,230
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,930,549	25,928,255	25,930,160	25,927,526
Basic EPS (in dollars)	$27.25	$15.36	$49.33	$29.31

Diluted EPS
Net income available to common shareholders of the parent	$706,561,938	$398,273,102	$1,279,041,690	$759,837,230
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,930,549	25,928,255	25,930,160	25,927,526
Effects of all dilutive potential common shares (in thousands)	1,222	622	1,384	1,245

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,931,771	25,928,877	25,931,544	25,928,771
Diluted EPS (in dollars)	$27.25	$15.36	$49.32	$29.30
26. SHARE-BASED PAYMENT ARRANGEMENTS
a.Equity-settled share-based payment- RSAs
The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023
Issuance of stocks (in thousands)	2,353	2,960	2,110
Available for issuance (in thousands)	1,832	-	-
Eligible employees	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023

Vesting conditions of the aforementioned arrangement are as follow:
1)The RSAs granted to eligible employees can only be vested if
•the employee remains employed by the Company on the last date of each vesting period;
•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and
•certain employee performance metrics and TSMC’s business performance metrics are met.
2)The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-
year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.
3)For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on
TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends)
achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development
Committee’s evaluation of TSMC’s Environmental, Social, and Governance (“ESG”)
achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:
•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.
•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf.
Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	1,160	1,480	527
Vested shares	-	(696)	(495)
Canceled shares	(41)	(81)	(32)

Balance, end of period	1,119	703	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71
The RSAs in each year are measured at fair value at grant date by using the binomial tree approach.
Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023
Stock price at measurement date (in dollars)	$944	$689	$511
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%
Expected life	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%
Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.
b.Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023
Issuance of units (in thousands) (Note)	550	400
Grant date	March 1, 2024	March 1, 2023
Note:One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binomial tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Six Months Ended June 30
	2026	2025
	2023 Plan	2023 Plan	2022 Plan
Stock price at measurement date (in dollars)	$2,340	$1,080	$1,080
Expected price volatility	24.34%-31.55%	25.92%-32.48%	25.92%-32.48%
Residual life	1 year	1-2 years	1 year
Risk-free interest rate	1.45%	1.33%	1.32%
Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by
TSMC. As of June 30, 2026, December 31, 2025 and June 30, 2025, the liabilities under cash-settled share-based payment arrangement amounted to NT$223,588 thousand, NT$330,836 thousand and
NT$117,847 thousand, respectively.
27. ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$183,848,441	$175,806,058	$335,219,243	$337,454,303
Recognized in operating expenses	12,353,434	10,190,757	24,275,005	21,541,975
Recognized in other operating income and expenses	26,978	10,452	47,210	15,916

	$196,228,853	$186,007,267	$359,541,458	$359,012,194

b.Amortization of intangible assets

Recognized in cost of revenue	$1,330,278	$1,321,247	$2,593,654	$2,731,976
Recognized in operating expenses	979,037	729,398	1,853,493	1,452,821

	$2,309,315	$2,050,645	$4,447,147	$4,184,797

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,879,819	$1,661,208	$3,638,271	$3,275,890
Defined benefit plans	58,328	64,229	116,646	126,286
	1,938,147	1,725,437	3,754,917	3,402,176

Share-based payments
Equity-settled	123,047	344,406	237,026	799,647
Cash-settled	73,075	17,627	360,249	87,589
	196,122	362,033	597,275	887,236

Other employee benefits	125,808,414	93,369,582	243,886,330	179,467,144

	$127,942,683	$95,457,052	$248,238,522	$183,756,556
				(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Employee benefits expense summarized by function
Recognized in cost of revenue	$77,105,984	$57,897,171	$149,006,058	$105,903,936
Recognized in operating expenses	50,836,699	37,559,881	99,232,464	77,852,620

	$127,942,683	$95,457,052	$248,238,522	$183,756,556
				(Concluded)
According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).
TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Profit sharing bonus to employees	$35,998,500	$23,896,380	$70,347,290	$45,590,230
TSMC’s accrued profit sharing bonus to employees and compensation to directors 2025 and 2024 are illustrated below:

	Years Ended December 31
	2025	2024

Profit sharing bonus to employees	$103,072,958	$70,296,283
Compensation to directors	$156,305	$358,989
There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2025 and 2024, respectively.
The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.
28. GOVERNMENT GRANTS
Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the six months ended June 30, 2026 and 2025, the Company received a total of NT$590,398 thousand and NT$67,128,197 thousand as government grants, respectively.

The aforementioned subsidiaries have signed grant agreements with the local governments. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment credit for its qualified investments. Effective January 1, 2026, the credit percentage has been increased to 35% of the qualified investment amount following amendments to relevant regulations.
29. CASH FLOW INFORMATION
a.Non-cash transactions

	Six Months Ended June 30
	2026	2025

Additions of property, plant and equipment	$962,017,661	$578,422,202
Changes in other receivables	1,302,850	22,794,692
Exchange of assets	(268,919)	-
Changes in payables to contractors and equipment suppliers	(114,790,916)	18,923,594
Changes in accrued expenses and other current liabilities	3,600,114	11,767,889
Transferred to initial carrying amount of hedged items	-	(31,030)
Capitalized interests	(5,096,044)	(3,824,816)

Payments for acquisition of property, plant and equipment	$846,764,746	$628,052,531
b.Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2026	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of June 30, 2026

Bonds payable	$992,033,491	$(19,297,548)	$7,443,111	$184,541	$980,363,595

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of June 30, 2025

Bonds payable	$983,752,385	$19,865,180	$(62,988,983)	$196,860	$940,825,442
Note:Other changes include amortization of bonds payable.

30. FINANCIAL INSTRUMENTS
a.Categories of financial instruments

	June 30, 2026	December 31, 2025	June 30, 2025

Financial assets
FVTPL	$16,006,661	$15,132,328	$15,597,401
FVTOCI (Note 1)	291,400,887	192,184,953	178,610,815
Amortized cost (Note 2)	3,991,113,420	3,368,760,773	2,888,647,577

	$4,298,520,968	$3,576,078,054	$3,082,855,793

Financial liabilities
FVTPL	$2,452,333	$3,083,883	$220,702
Hedging financial liabilities	2,563	817	2,384
Amortized cost (Note 3)	2,233,981,763	1,974,710,221	1,923,984,698

	$2,236,436,659	$1,977,794,921	$1,924,207,784
Note 1:Including notes and accounts receivable (net), equity and debt investments.
Note 2:Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables from related parties, other financial assets, refundable deposits and temporary payments (including those classified under other noncurrent assets).
Note 3:Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.
b.Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.
c.Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchange rates of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency bank loans and bank deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2026 and 2025, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,429,244 thousand and NT$5,619,499 thousand, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,515,149 thousand and NT$3,865,424 thousand for the six months ended June 30, 2026 and 2025, respectively.
The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.
Other price risk
The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,262,423 thousand and
NT$1,106,520 thousand for the six months ended June 30, 2026 and 2025, respectively, and the other comprehensive income would have decreased by NT$7,252,177 thousand and NT$1,031,714 thousand for the six months ended June 30, 2026 and 2025, respectively.
d.Credit risk management
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily bank deposits, fixed-income investments and other financial instruments. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of June 30, 2026, December 31, 2025 and June 30, 2025, the Company’s ten largest customers accounted for 84%, 84% and 83% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Financial credit risk
The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any single counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.
The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any single issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.
The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-
For the six months ended June 30, 2026 and 2025, the expected credit loss increased NT$54,892 thousand and decreased NT$43,136 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.
e.Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

June 30, 2026

Non-derivative financial liabilities

Accounts payable (including related parties)	$110,625,817	$-	$-	$-	$110,625,817
Payables to contractors and equipment suppliers	290,850,560	-	-	-	290,850,560
Accrued expenses and other current liabilities	362,537,091	-	-	-	362,537,091
Bonds payable	184,699,582	265,557,973	262,031,632	459,849,681	1,172,138,868
Long-term bank loans	4,084,168	18,715,107	30,895,569	-	53,694,844
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,211,100	6,862,715	5,991,018	23,894,625	40,959,458
Others	-	87,346,861	4,890,624	7,841,849	100,079,334
	957,008,318	378,482,656	303,808,843	491,586,155	2,130,885,972

Derivative financial instruments

Forward exchange contracts
Outflows	198,806,500	-	-	-	198,806,500
Inflows	(196,733,450)	-	-	-	(196,733,450)
	2,073,050	-	-	-	2,073,050

	$959,081,368	$378,482,656	$303,808,843	$491,586,155	$2,132,959,022

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$84,330,325	$-	$-	$-	$84,330,325
Payables to contractors and equipment suppliers	177,730,306	-	-	-	177,730,306
Accrued expenses and other current liabilities	344,034,962	-	-	-	344,034,962
Bonds payable	155,291,157	310,496,642	209,405,344	512,306,851	1,187,499,994
Long-term bank loans	1,530,435	11,349,870	29,477,805	-	42,358,110
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,381,382	6,573,701	5,804,479	22,709,939	39,469,501
Others	-	35,208,665	6,060,461	8,333,478	49,602,604
	767,298,567	363,628,878	250,748,089	543,350,268	1,925,025,802

Derivative financial instruments

Forward exchange contracts
Outflows	279,876,485	-	-	-	279,876,485
Inflows	(276,880,302)	-	-	-	(276,880,302)
	2,996,183	-	-	-	2,996,183

	$770,294,750	$363,628,878	$250,748,089	$543,350,268	$1,928,021,985

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

June 30, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$84,771,710	$-	$-	$-	$84,771,710
Payables to contractors and equipment suppliers	161,416,417	-	-	-	161,416,417
Accrued expenses and other current liabilities	380,758,339	-	-	-	380,758,339
Bonds payable	110,351,218	353,568,731	149,283,960	514,258,504	1,127,462,413
Long-term bank loans	2,263,986	5,439,391	22,578,388	8,106,360	38,388,125
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,212,515	6,235,143	5,555,966	22,816,058	38,819,682
Others	-	57,576,074	5,633,693	8,555,432	71,765,199
	743,774,185	422,819,339	183,052,007	553,736,354	1,903,381,885

Derivative financial instruments

Forward exchange contracts
Outflows	131,012,725	-	-	-	131,012,725
Inflows	(131,831,271)	-	-	-	(131,831,271)
	(818,546)	-	-	-	(818,546)

	$742,955,639	$422,819,339	$183,052,007	$553,736,354	$1,902,563,339
Note:Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2026

Lease liabilities	$11,400,063	$7,846,043	$4,096,005	$552,514	$23,894,625

December 31, 2025

Lease liabilities	$10,974,203	$7,513,615	$4,002,476	$219,645	$22,709,939

June 30, 2025

Lease liabilities	$10,904,753	$7,502,665	$4,081,986	$326,654	$22,816,058
f.Fair value of financial instruments
1)Fair value measurements recognized in the consolidated balance sheets
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.
2)Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2026
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Convertible preferred stocks	$-	$-	$13,813,964	$13,813,964
Mutual funds	-	-	1,966,322	1,966,322
Convertible bonds	-	-	223,426	223,426
Forward exchange contracts	-	2,949	-	2,949
	$-	$2,949	$16,003,712	$16,006,661
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$-	$104,967,103	$-	$104,967,103
Agency mortgage-backed securities	-	50,118,652	-	50,118,652
Government bonds/Agency bonds	27,470,168	237,642	-	27,707,810
Asset-backed securities	-	7,888,500	-	7,888,500
Investments in equity instruments
Publicly traded stocks	79,117,839	-	-	79,117,839
Non-publicly traded equity investments	-	-	11,534,379	11,534,379
Notes and accounts receivable, net	-	10,066,604	-	10,066,604

	$106,588,007	$173,278,501	$11,534,379	$291,400,887

Financial liabilities at FVTPL

Forward exchange contracts	$-	$2,452,333	$-	$2,452,333

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$2,563	$-	$-	$2,563

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Convertible preferred stocks	$-	$-	$13,608,819	$13,608,819
Mutual funds	-	-	1,297,533	1,297,533
Simple agreement for future equity	-	-	125,776	125,776
Forward exchange contracts	-	100,200	-	100,200
	$-	$100,200	$15,032,128	$15,132,328
				(Continued)

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$88,636,098	$-	$88,636,098
Agency mortgage-backed securities	-	49,150,771	-	49,150,771
Government bonds/Agency bonds	25,437,560	-	-	25,437,560
Asset-backed securities	-	8,512,188	-	8,512,188
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,797,170	8,797,170
Publicly traded stocks	3,956,073	-	-	3,956,073
Notes and accounts receivable, net	-	7,695,093	-	7,695,093

	$29,393,633	$153,994,150	$8,797,170	$192,184,953

Financial liabilities at FVTPL

Forward exchange contracts	$-	$3,083,883	$-	$3,083,883

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$817	$-	$-	$817
				(Concluded)

	June 30, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Convertible preferred stocks	$-	$-	$12,617,717	$12,617,717
Forward exchange contracts	-	1,765,904	-	1,765,904
Mutual funds	-	-	1,097,164	1,097,164
Simple agreement for future equity	-	-	116,616	116,616
	$-	$1,765,904	$13,831,497	$15,597,401

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$80,137,883	$-	$80,137,883
Agency mortgage-backed securities	-	46,016,814	-	46,016,814
Government bonds/Agency bonds	23,072,157	100,934	-	23,173,091
Asset-backed securities	-	9,019,262	-	9,019,262
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,605,736	7,605,736
Publicly traded stocks	5,290,690	-	-	5,290,690
Notes and accounts receivable, net	-	7,367,339	-	7,367,339

	$28,362,847	$142,642,232	$7,605,736	$178,610,815
				(Continued)

	June 30, 2025
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Forward exchange contracts	$-	$220,702	$-	$220,702

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$2,384	$-	$-	$2,384
				(Concluded)
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the six months ended June
30, 2026 and 2025 are as follows:

	Six Months Ended June 30
	2026	2025

Balance, beginning of period	$23,829,298	$23,022,726
Additions	1,313,195	386,930
Recognized in profit or loss	301,612	204,315
Recognized in other comprehensive income or loss	2,297,453	327,837
Disposals and proceeds from return of capital of investments	(418,574)	(4,976)
Transfers out of level 3 (Note)	(158,005)	-
Effect of exchange rate changes	373,112	(2,499,599)

Balance, end of period	$27,538,091	$21,437,233
Note:The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:
•The fair values of debt investments designated at FVTOCI are determined by market prices provided by third party pricing services, or measured using inputs that are observable either directly or indirectly.
•The fair values of forward exchange contracts are measured using forward rates and discount rates derived from quoted market prices.
•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of financial assets at FVTPL and non-publicly traded equity investments are mainly determined by using the asset approach, income approach or market approach.
The asset approach takes into account the net asset value measured at the fair value. On June 30,
2026, December 31, 2025 and June 30, 2025, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$72,498 thousand, NT$64,123 thousand and NT$55,189 thousand, respectively, if discounts for lack of marketability increase by 1%.
The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On June 30, 2026, December 31,
2025 and June 30, 2025, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 9.4%, 8.9% and 9.0%, respectively, and discount for lack of marketability of 20%. With other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,486,895 thousand, NT$1,812,408 thousand and NT$510,947 thousand, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by
NT$118,417 thousand, NT$133,626 thousand and NT$136,055 thousand, respectively.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
3)Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2026
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$273,703,927	$-	$273,692,247	$273,692,247
Government bonds/Agency bonds	4,282,693	4,286,912	-	4,286,912
Commercial paper	18,276,682	-	18,271,332	18,271,332

	$296,263,302	$4,286,912	$291,963,579	$296,250,491
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$980,363,595	$-	$925,119,959	$925,119,959

	December 31, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$231,239,832	$-	$232,259,166	$232,259,166
Government bonds/Agency bonds	4,213,491	4,284,607	-	4,284,607

	$235,453,323	$4,284,607	$232,259,166	$236,543,773

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$992,033,491	$-	$939,475,287	$939,475,287

	June 30, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$176,223,968	$-	$177,126,610	$177,126,610
Commercial paper	6,203,293	-	6,209,445	6,209,445
Government bonds/Agency bonds	3,901,492	3,950,111	-	3,950,111

	$186,328,753	$3,950,111	$183,336,055	$187,286,166

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$940,825,442	$-	$876,591,412	$876,591,412
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and liabilities at amortized cost are determined by market prices provided by third party pricing services, or measured using inputs that are observable either directly or indirectly.
31. RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of
TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates (Note)
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties
Note: VIS has ceased to be an associate since May 19, 2026. Please refer to Note 13 for the related assessment. The same basis also applies to the additional disclosures.
b.Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2026	2025	2026	2025

Item	Related Party Categories

Sales revenue	Associates	$11,277,014	$6,490,996	$23,981,480	$14,227,468
c.Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Related Party Categories

Associates	$1,493,363	$1,226,904	$2,993,215	$2,289,320
d.Receivables from related parties

		June 30, 2026	December 31, 2025	June 30, 2025

Item	Related Party Name

Receivables from related parties	GUC	$3,640,053	$1,651,010	$1,047,087
	VIS	1,409,539	945,224	1,128,563
	Others	110,947	143,266	102,142

		$5,160,539	$2,739,500	$2,277,792

Other receivables from related parties	SSMC	$928,792	$307	$338
	Xintec	280,221	-	280,221
	VIS	-	267,808	2,287,413

		$1,209,013	$268,115	$2,567,972

e.Payables to related parties

		June 30, 2026	December 31, 2025	June 30, 2025

Item	Related Party Name

Payables to related parties	Xintec	$1,146,005	$1,298,672	$788,255
	SSMC	494,694	374,088	361,668
	Others	95,038	105,970	126,615

		$1,735,737	$1,778,730	$1,276,538
f.Others

		Three Months Ended June 30		Six Months Ended June 30
		2026	2025	2026	2025

Item	Related Party Categories

Manufacturing expenses	Associates	$1,672,650	$1,215,870	$3,095,499	$2,278,294
The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.
The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.
g.Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Short-term employee benefits	$2,793,708	$2,197,290	$5,081,203	$3,638,569
Post-employment benefits	862	959	1,581	1,960
Share-based payments	92,065	338,000	170,816	790,154

	$2,886,635	$2,536,249	$5,253,600	$4,430,683
The compensation to directors and other key management personnel were determined by the
Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32. PLEDGED ASSETS
The Company provided negotiable certificates of deposit and time deposits recorded in other financial assets as collateral mainly for court deposit and building lease agreements. As of June 30, 2026,
December 31, 2025 and June 30, 2025, the aforementioned other financial assets amounted to NT$381,814 thousand, NT$129,385 thousand and NT$120,669 thousand, respectively.
33. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:
a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C.
Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided
TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.
b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30,
1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in
Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-
off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V.
purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the
Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.
c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”)
filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for
the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. Marlin dropped 3 of the 5 asserted patents in the ITC investigation before the evidentiary hearing in February 2026. The ITC investigation was terminated on August 6, 2026, following the parties' joint motion filed on July 13,
2026.
d.TSMC entered into long-term purchase agreements of materials and supplies, manufacturing services and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.
e.TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.
f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.
g.Amounts available under unused letters of credit as of June 30, 2026, December 31, 2025  and June 30,
2025 were NT$1,077,232 thousand, NT$438,643 thousand and NT$435,852 thousand, respectively.

h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and apply for subsidy. As of June 30, 2026, December 31, 2025  and
June 30, 2025, the aforementioned guarantee amounted to NT$35,125,511 thousand, NT$23,375,215 thousand, and NT$16,695,014 thousand, respectively.
34. SIGNIFICANT LOSS FROM DISASTER
In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts. The relevant insurance claims were finalized in the second quarter of 2026. The cumulative net impact of the earthquake, representing total losses net of insurance claims, resulted in a gain of approximately NT$4.3 billion.
35. EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND
LIABILITIES
The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

June 30, 2026

Financial assets

Monetary items
USD	$21,707,309	31.918	$692,853,878
EUR	2,654,898	36.489	96,874,562
JPY	198,453,684	0.1971	39,115,221

Financial liabilities

Monetary items
USD	15,806,554	31.918	504,513,586
EUR	2,488,826	36.489	90,814,783
JPY	191,712,415	0.1971	37,786,517

			(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2025

Financial assets

Monetary items
USD	$20,847,509	31.444	$655,529,057
EUR	1,110,573	37.003	41,094,543
JPY	132,541,455	0.2013	26,680,595

Financial liabilities

Monetary items
USD	12,688,419	31.444	398,974,654
EUR	1,016,157	37.003	37,600,861
JPY	131,018,646	0.2013	26,374,053

June 30, 2025

Financial assets

Monetary items
USD	16,150,439	29.154	470,849,904
EUR	1,553,439	34.215	53,150,932
JPY	141,178,705	0.2017	28,475,745

Financial liabilities

Monetary items
USD	14,372,499	29.154	419,015,840
EUR	1,419,584	34.215	48,571,078
JPY	131,844,170	0.2017	26,592,969

			(Concluded)
Note:Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.
Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2026 and 2025, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
36. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:
a.Financings provided: See Table 1 attached;

b.Endorsement/guarantee provided: See Table 2 attached;
c.Significant marketable securities held (excluding investments in subsidiaries and associates):  See Table
3 attached;
d.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital:
See Table 4 attached;
e.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital:
See Table 5 attached;
f.Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 6 attached;
g.Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 7 attached;
h.Information on investment in mainland China
1)The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 8 attached.
2)Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 6 attached.
37. OPERATING SEGMENTS INFORMATION
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment.
The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED FOR THE SIX MONTHS ENDED JUNE 30, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)	Ending Balance (Foreign Currencies in Thousands) (Note 3)	Amount Actually Drawn (Foreign Currencies in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
													Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$15,972,180	$-	$-	-	The need for short-term financing	$-	Operating capital	$-	-	$-	$134,102,630	$134,102,630
					(RMB3,400,000)
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	3,830,160	3,830,160	2,872,620	-	The need for short-term financing	-	Operating capital	-	-	-	34,650,975	34,650,975
					(US$ 120,000)	(US$ 120,000)	(US$ 90,000)

Note 1:The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2:The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED FOR THE SIX MONTHS ENDED JUNE 30, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 1)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)	Ending Balance (Foreign Currencies in Thousands) (Note 2)	Amount Actually Drawn (US$ in Thousands)	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$2,573,007,334	$2,656,002	$2,656,002	$2,656,002	$-	0.04%	$2,573,007,334	Yes	No	No
					(US$ 83,213)	(US$ 83,213)	(US$ 83,213)
		TSMC Global	Subsidiary	2,573,007,334	207,467,000	172,357,200	172,357,200	-	2.68%	2,573,007,334	Yes	No	No
					(US$ 6,500,000)	(US$ 5,400,000)	(US$ 5,400,000)
		TSMC Arizona	Subsidiary	2,573,007,334	478,480,695	478,480,695	349,217,008	-	7.44%	2,573,007,334	Yes	No	No
					(US$ 14,990,936)	(US$ 14,990,936)	(US$ 10,941,068)

Note 1:TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent
(40%) of TSMC’s net worth.

Note 2:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD June 30, 2026 (Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2026				Note
				Shares/Units (In Thousands)	Carrying Value	Percentage of Ownership (%)	Fair Value

TSMC	Publicly traded stocks
	VIS	-	Financial assets at fair value through other comprehensive income	354,709	$76,617,214	19	$76,617,214

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$1,869,330,193	79	Net 30 days from invoice date (Note)	-	-	$341,618,903	83
	JASM	Subsidiary	Sales	1,228,688	-	Net 30 days from the end of the month of when invoice is issued	-	-	727,010	-
	TSMC Arizona	Subsidiary	Sales	167,791	-	Net 30 days from the end of the month of when invoice is issued	-	-	42,023	-
	GUC	Associate	Sales	4,181,760	-	Net 30 days from invoice date	-	-	578,210	-
	VIS	Associate	Sales	966,094	-	Net 30 days from the end of the month of when invoice is issued	-	-	1,409,539	-
	SSMC	Associate	Sales	151,613	-	Net 30 days from the end of the month of when invoice is issued	-	-	80,296	-
	TSMC Arizona	Subsidiary	Purchases	84,003,238	43	Net 30 days from the end of the month of when invoice is issued	-	-	(15,468,597)	12
	TSMC Nanjing	Subsidiary	Purchases	42,332,694	22	Net 30 days from the end of the month of when invoice is issued	-	-	(7,120,538)	6
	TSMC China	Subsidiary	Purchases	13,916,721	7	Net 30 days from the end of the month of when invoice is issued	-	-	(2,456,679)	2
	TSMC Washington	Indirect subsidiary	Purchases	4,078,253	2	Net 30 days from the end of the month of when invoice is issued	-	-	(824,830)	1
	SSMC	Associate	Purchases	2,670,818	1	Net 30 days from the end of the month of when invoice is issued	-	-	(494,694)	-
	VIS	Associate	Purchases	322,397	-	Net 30 days from the end of the month of when invoice is issued	-	-	-	-

TSMC North America	GUC	Associate of TSMC	Sales	18,573,443	1	Net 30 days from invoice date	-	-	3,061,843	1
				(US$587,836)					(US$95,928)
VisEra Tech	Xintec	Associate of TSMC	Sales	108,570	2	Net 60 days from the end of the month of when invoice is issued	-	-	30,651	3
Note:The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL June 30, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$345,736,055	27	$-	-	$-	$-
	JASM	Subsidiary	728,553	Note 2	-	-	-	-
	VisEra Tech	Subsidiary	645,492	Note 2	-	-	-	-
	VIS	Associate	1,409,539	Note 2	-	-	-	-
	SSMC	Associate	1,009,088	Note 2	-	-	-	-
	GUC	Associate	578,210	21	-	-	-	-
	Xintec	Associate	280,221	Note 2	-	-	-	-

TSMC North America	GUC	Associate of TSMC	3,061,843	21	-	-	-	-
			(US$ 95,928)

TSMC Europe	TSMC	Parent company	105,456	Note 2	-	-	-	-
			(EUR2,890)

TSMC 3DIC	TSMC	Parent company	137,912	Note 2	-	-	-	-
			(JPY 699,706)

TSMC China	TSMC	Parent company	2,456,679	30	-	-	-	-
			(RMB522,955)

TSMC Nanjing	TSMC	Parent company	7,120,538	21	-	-	-	-
			(RMB1,515,752)

TSMC Arizona	TSMC	Parent company	15,468,597	27	-	-	-	-
			(US$ 484,636)

TSMC Technology	TSMC	The ultimate parent of the Company	1,203,679	Note 2	-	-	-	-
			(US$ 37,712)

TSMC Development	TSMC Washington	Subsidiary	2,872,620	Note 2	-	-	-	-
			(US$ 90,000)

TSMC Washington	TSMC	The ultimate parent of the Company	824,830	31	-	-	-	-
			(US$ 25,842)

Note 1:The calculation of turnover days excludes other receivables from related parties.
Note 2:The ending balance is primarily consisted of royalty receivables and other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026 (Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Sales revenue	$1,869,330,193	－	78%
				Receivables from related parties	341,618,903	－	4%
				Accrued expenses and other current liabilities	90,866,471	－	1%
				Other noncurrent liabilities	70,388,765	－	1%
		TSMC Nanjing	1	Purchases	42,332,694	－	2%
		TSMC Arizona	1	Purchases	84,003,238	－	3%

Note 1:No. 1 represents the transactions from parent company to subsidiary.
Note 2:The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2026			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2026 (Foreign Currencies in Thousands)	December 31, 2025 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$1,450,615,659	$1,178,213,709	46	100	$1,677,893,275	$33,132,695	$33,132,695	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	759,561,260	672,616,510	24,000	100	773,143,379	36,066,488	31,151,259	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130	31,456,130	988,268	100	81,785,287	1,399,096	1,399,096	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	68,384,148	68,384,148	3,011	73	48,387,662	1,678,303	1,219,287	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	40,800,257	38,221,667	823	70	41,000,885	(693,548)	(485,483)	Subsidiary
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082	4,224,082	213,619	67	11,921,725	936,147	590,325	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	11,562,140	2,104,527	804,791	Associate
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	9,335,002	428,084	428,084	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	3,632,533	3,014,372	-	99.9	8,684,735	153,355	153,202	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	4,530,659	780,742	320,171	Associate
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	2,033,572	3,201,497	1,115,364	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356	1,144,356	49	100	1,535,765	65,823	65,823	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	-	100	791,630	35,291	35,291	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680	410,680	15	100	449,206	25,350	25,350	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	130,838	4,457	4,458	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	42,726	744	744	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer- aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	-	13,919,430	354,709	19	-	3,211,180	883,049	-
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	18,733,913	18,733,913	-	100	39,314,962	262,505	Note 2	Subsidiary
				(US$ 586,939)	(US$ 586,939)			(US$ 1,231,749)	(US$ 8,306)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	455,853	455,853	-	100	2,163,719	220,929	Note 2	Subsidiary
				(US$ 14,282)	(US$ 14,282)			(US$ 67,790)	(US$ 6,992)
	TSMC Canada	Ontario, Canada	Engineering support activities	73,411	73,411	2,300	100	490,300	29,628	Note 2	Subsidiary
				(US$ 2,300)	(US$ 2,300)			(US$ 15,361)	(US$ 938)

TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-	-	293,637	100	4,679,596	39,047	Note 2	Subsidiary
								(US$ 146,613)	(US$ 1,234)

Note 1:The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA FOR THE SIX MONTHS ENDED JUNE 30, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2026 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2026 (US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of June 30, 2026	Accumulated Inward Remittance of Earnings as of June 30, 2026
					Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer- aided design of integrated circuits and other semiconductor devices	$18,939,667	(Note 1)	$18,939,667	$-	$-	$18,939,667	$5,806,078	100%	$5,836,350	$133,901,613	$-
		(RMB 4,502,080)		(US$ 596,000)			(US$ 596,000)			(Note 2)

TSMC Nanjing	Manufacturing, sales, testing and computer- aided design of integrated circuits and other semiconductor devices	30,521,412	(Note 1)	30,521,412	-	-	30,521,412	14,977,998	100%	14,904,706	167,292,306	-
		(RMB 6,650,119)		(US$ 1,000,000)			(US$ 1,000,000)			(Note 2)

Accumulated Investment in Mainland China as of June 30, 2026 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079	$ 119,412,667	$ 3,884,682,589
（US$ 1,596,000）	（US$ 3,596,000）	(Note 3)

Note 1:TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:Amount was recognized based on the reviewed financial statements.
Note 3:The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.